Exhibit 7.1

Statement explaining computation of ratio of “Earnings to fixed charges” under IFRS

		Year ended December 31,
		2012	2011 (Restated)	2010 (Restated)	2010	2009	2008
		(millions of euros)
Earnings
Profit (loss) before tax from continuing operations		(44)	(2,743)	4,128	4,132	3,339	2,894
Fixed charges		2,106	2,098	2,189	2,189	2,177	2,375
Amortization of capitalized interest and issue debt discounts or premiums		—	—	—	—	—	—
Dividends from associates and joint ventures accounted for using the equity method		—	—	1	1	20	54
Share of losses of associates and joint ventures accounted for using the equity method		7	41	18	18	11	14
Capitalized interest for the applicable period		—	—	—	—	—	—
Share of earnings of associates and joint ventures accounted for using the equity method		(1)	(2)	(117)	(117)	(80)	(79)

	(A)	2,068	(606)	6,219	6,223	5,467	5,258
Fixed charges
Interest expenses (both expensed and capitalized)		2,064	2,053	2,145	2,145	2,129	2,333
Issue costs and any original issue debt discounts or premiums		—	—	—	—	7	7
Estimated interest within rental expense for operating leases		42	45	44	44	41	35

	(B)	2,106	2,098	2,189	2,189	2,177	2,375
Ratio of Earnings to fixed charges (A/B)(1)		0.98	(0.29)	2.84	2.84	2.51	2.21

(1)

Due to the loss in 2012 and in 2011, the ratio coverage was less than 1:1. The company would have needed to generate additional earnings of 38 million euros in 2012 and 2,704 million euros in 2011 to achieve a coverage of 1:1.